UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fortinet, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
34959E 10 9
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	34959E 10 9

1	NAMES OF REPORTING PERSONS Redpoint Ventures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,023,123 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,023,123 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,023,123 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.4%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Amendment No. 1 to the statement on Schedule 13G is filed by Redpoint Ventures II, L.P., a Delaware limited partnership (“RV II”), Redpoint Associates II, LLC, a Delaware limited partnership (“RA II”) and Redpoint Ventures II, LLC, a Delaware limited liability company (“RV II LLC,” together with RV II and RA II, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,000,000 shares of Common Stock held by RV II and (ii) 23,123 shares of Common Stock held by RA II. RV II LLC serves as the sole general partner of RV II. As such, RV II LLC possesses power to direct the voting and disposition of the shares owned by RV II and may be deemed to have indirect beneficial ownership of the shares held by RV II. RV II LLC and RA II are under common control. RV II LLC owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2010.
(3) The percentages set forth on the cover sheets are calculated based on 73,697,694 shares of Common Stock reported to be outstanding as of October 29, 2010 in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2010.

CUSIP No.	34959E 10 9

1	NAMES OF REPORTING PERSONS Redpoint Associates II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,023,123 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,023,123 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,023,123 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.4%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,000,000 shares of Common Stock held by RV II and (ii) 23,123 shares of Common Stock held by RA II. RV II LLC serves as the sole general partner of RV II. As such, RV II LLC possesses power to direct the voting and disposition of the shares owned by RV II and may be deemed to have indirect beneficial ownership of the shares held by RV II. RV II LLC and RA II are under common control. RV II LLC owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2010.
(3) The percentages set forth on the cover sheets are calculated based on 73,697,694 shares of Common Stock reported to be outstanding as of October 29, 2010 in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2010.

CUSIP No.	34959E 10 9

1	NAMES OF REPORTING PERSONS Redpoint Ventures II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,023,123 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,023,123 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,023,123 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.4%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,000,000 shares of Common Stock held by RV II and (ii) 23,123 shares of Common Stock held by RA II. RV II LLC serves as the sole general partner of RV II. As such, RV II LLC possesses power to direct the voting and disposition of the shares owned by RV II and may be deemed to have indirect beneficial ownership of the shares held by RV II. RV II LLC and RA II are under common control. RV II LLC owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2010.
(3) The percentages set forth on the cover sheets are calculated based on 73,697,694 shares of Common Stock reported to be outstanding as of October 29, 2010 in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2010.

CUSIP No.	34959E 10 9
Introductory Note: This Amendment No. 1 to the statement on Schedule 13G amends the Schedule 13G originally filed with the SEC on February 14, 2010, and is being filed by the Reporting Persons in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Fortinet, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:
Fortinet, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:
1090 Kifer Road Sunnyvale, California 94086

Item 2(a).	Name of Person(s) Filing:
Redpoint Ventures II, L.P. (“RV II”) Redpoint Associates II, LLC (“RA II”) Redpoint Ventures II, LLC (“RV II LLC”)

Item 2(b).	Address of Principal Business Office:
Redpoint Ventures 3000 Sand Hill Road, Suite 290 Menlo Park, California 94025

Item 2(c).	Citizenship:
RV II is a Delaware limited partnership. RA II is a Delaware limited liability company. RV II LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:
34959E 10 9

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.

CUSIP No.	34959E 10 9

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2010:

	Shares of
	Common	Sole	Shared	Sole	Shared
Reporting	Stock Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage of
Persons	Directly	Power	Power (1)	Power	Power (1)	Ownership (1)	Class (1)(3)

RV II	1,000,000	0	1,023,123	0	1,023,123	1,023,123	1.4%

RA II	23,123	0	1,023,123	0	1,023,123	1,023,123	1.4%

RV II LLC (2)	0	0	1,023,123	0	1,023,123	1,023,123	1.4%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.

(2)	RV II LLC serves as the sole general partner of RV II. As such, RV II LLC possesses power to direct the voting and disposition of the shares owned by RV II and may be deemed to have indirect beneficial ownership of the shares held by RV II. RV II LLC and RA II are under common control. RV II LLC owns no securities of the Issuer directly.

(3)	The percentages set forth on the cover sheets are calculated based on 73,697,694 shares of Common Stock reported to be outstanding as of October 29, 2010 in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2010.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

CUSIP No.	34959E 10 9
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 8, 2011
REDPOINT VENTURES II, L.P.
By its General Partner, Redpoint Ventures II, LLC

/s/ John L. Walecka
John L. Walecka
Manager
REDPOINT ASSOCIATES II, LLC

/s/ John L. Walecka
John L. Walecka
Manager
REDPOINT VENTURES II, LLC

/s/ John L. Walecka
John L. Walecka
Manager
Exhibit(s):
99.1:    Joint Filing Statement